CONFIDENTIAL TREATMENT REQUESTED

BY HOMEAWAY, INC.: HA-006

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

June 20, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Craig Wilson, Senior Assistant Chief Accountant
Evan Jacobson, Attorney-Advisor
Ryan Rohn, Staff Accountant

Re:	HomeAway, Inc.
Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-172783

Ladies and Gentlemen:

We are submitting this letter on behalf of HomeAway, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on June 17, 2011 (the “Staff Letter”) relating to Amendment No. 5 to the Company’s Registration Statement on Form S-1 (File No. 333-172783) filed with the Commission on March 11, 2011 (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: HomeAway, Inc.	BY HOMEAWAY, INC.: HA-006
June 20, 2011
Page 2

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

General

1. We will call you to discuss to the price range you included.

We have spoken with Barbara Jacobs and Evan Jacobson concerning the Staff’s unpublished policy regarding the interpretation of Instruction 1(A) to Item 501(b)(3) of Regulation S-K. The Company acknowledges that the price range of $24-27 on the cover of the preliminary prospectus filed with the SEC on June 16, 2011, is 11.1% of the high end of the range and therefore slightly exceeds the Staff’s unpublished policy that a bona fide estimate of the price range will not exceed 10% of the high end of the range for offerings pricing above $20 per share. Prior to the conversations with Ms. Jacobs and Mr. Jacobson, we did not anticipate potential issues with the $24-27 range, in part because the Company informed the Staff of its intention to include the $3 price range in its preliminary prospectus in its response letter dated June 10, 2011. Nevertheless, we acknowledge we did not explicitly seek the Staff’s approval of the published range prior to the launch of the Company’s roadshow on June 16, 2011, and we hereby submit the following response to assist the Staff in a determination that the range as filed is a bona fide estimate of the range of the maximum offering price in the Company’s initial public offering as required under Item 501(b)(3) of Regulation S-K.

The Company and we appreciate the Staff’s concern that allowing wide ranges could undermine the quality of the disclosure to investors. The Company’s lead underwriter has informed us that it would prefer, in a less volatile market environment, to use a more limited range to guide prospective investor expectations. However, given the extraordinary current dynamics of global and U.S. financial systems and the extreme volatility that is currently pervasive in the global and U.S. capital markets, as well as the highly unusual pricing dynamics and the wide swings in post-IPO trading performance of recent technology issues, the Company and its underwriters believe that the $24-27 range included on the cover of its preliminary prospectus is a bona fide estimate of the range of the maximum offering price.

The Company and its underwriters have monitored market conditions during the weeks following the Company’s initial filing of its registration statement on March 11, 2011, particularly in the two weeks before the filing of Amendment No. 4 on June 10, 2011 and Amendment No. 5 on June 16, 2011. Based upon the following factors, the Company and its underwriters established a bona fide estimate of the range of the maximum offering price of $24-27, having determined that the Company is attempting to market and price its initial public offering in an environment characterized by a highly unusual degree of global uncertainty and market volatility:

•

Global economic and political factors have driven uncertainty in the capital markets – Generally, several economic and political factors continue to drive uncertainty in the capital markets as evidenced by recent increases in volatility. Examples include high and fluctuating oil prices, continued concern about employment statistics in the United States, increasing risk of European credit default, particularly with respect to Greece and potential bailout scenarios, increasing perception of a bubble in the technology sector of the U.S. capital markets, the evolving regulatory regime of the banking system in the United States, uncertainty with respect to changes in the U.S. debt ceiling, the continued impact of the recent Japanese natural disasters and other global and macroeconomic factors.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: HomeAway, Inc.	BY HOMEAWAY, INC.: HA-006
June 20, 2011
Page 3

•

Recent technology IPOs have experienced extreme price volatility – The performance of other recent technology IPOs will influence investor perception of how the Company’s IPO will perform given current market conditions. In reviewing what the Company and its underwriters believe to be a relevant subset of recent initial public offerings, including Boingo, LinkedIn, Netquin, Pandora, Phoenix New Media, Renren and Yandex, on 40% of the days that these stocks have been publicly traded, their prices have been up or down over 5%. In fact, of these stocks, according to the Company’s lead underwriter, one-day positive swings have been as high as 32% and one-day negative swings have been as much as 16%. The recent high volatility in the technology IPO market increases the difficulty, relative to more stable periods, of accurately estimating the range of the Company’s maximum initial public offering price. [****]

•

The VIX Volatility Index indicates substantial market volatility in U.S. equity markets – The CBOE Volatility Index, or VIX, is a key measure of market expectations of near-term volatility conveyed by S&P 500 stock index option prices and is considered by many to be a good barometer of investor uncertainty and market volatility. In the time period since the initial filing of the Company’s registration statement on March 11, 2011, the VIX has remained below its long-term average with few exceptions. However, VIX levels have seen increased volatility since April 29, 2011 and sustained increases since May 31, 2011, the period immediately preceding the Company’s June 10, 2011 response letter to the Staff. Specifically, the VIX increased 22% in the time period between May 31,

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: HomeAway, Inc.	BY HOMEAWAY, INC.: HA-006
June 20, 2011
Page 4

2011 and the filing of the Company’s response letter to Amendment No. 4 on June 10, 2011. During the week preceding the Company’s filing of Amendment No. 5 on June 16, 2011, the VIX increased an additional 20%, which included a one-day increase of 17% on the day immediately preceding the Company’s filing of Amendment No. 5.

•

The recent performance of comparable companies and the Nasdaq have also been unstable – During the two weeks prior to the Company’s filing of Amendment No. 5 on June 16, 2011, comparable companies were down on average 7%, with prices ranging 3% to 12% below prior levels, and the Nasdaq was down 5%. The significant fluctuation in trading prices for these comparable companies exacerbates the challenge of estimating the range of the Company’s maximum initial public offering price.

•

Global perception that systemic risk has increased – In addition to volatility measures, the Company and its underwriters have evaluated other indicators of systemic risk and instability in the financial system, which could impact performance of the capital markets and investor willingness to acquire new issues. For example, investors monitor indicators such as credit default swaps, or CDS, which investors purchase as bond default protection, and the LIBOR/OIS spread, which reflects the risk premium priced into interbank lending rates, to gauge the risk of cascading failures in the financial system. During the week preceding the Company’s filing of Amendment No. 5 on June 16, 2011, the price of CDS on 1-year U.S. government bonds doubled, reaching CDS levels above those for Brazil. In addition, the increasing uncertainty in Greece has resulted in a massive spike in Greece’s CDS, which could have additional rippling effects throughout the financial system in Europe and potentially on a global basis, including in the United States. Investors commonly regard increases in CDS prices as indicators of heightened risk of instability in the financial system, and, therefore, the Company and its underwriters considered these factors and their potentially significant impact on investor outlook and market performance when determining the estimated price range.

•

Recent mutual fund flow data may reflect increased investor reluctance to acquire new equity issues – Current mutual fund flow data is very discouraging. The week of June 8, 2011 saw an outflow of equities of $5.7 billion, the seventh straight week of outflows and the largest level of outflows in 40 weeks. By comparison, year-to-date net inflows for equities is only $21.5 billion. These recent increases in the rate of outflow of equities during such short periods of time compound the difficulty in estimating the appropriate price range for the Company’s initial public offering.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: HomeAway, Inc.	BY HOMEAWAY, INC.: HA-006
June 20, 2011
Page 5

In light of these factors, the Company and its underwriters continue to believe that the estimated price range of $24-27, while slightly outside of the range suggested by the Staff’s policy, is appropriate as it accounts for both reasonable parameters of the Company’s estimated valuation and the currently prevalent volatility in the market.

We are aware of other instances in which the Staff has allowed relief from strict compliance with the Staff’s policy regarding price range. For example, while we have no knowledge of the particular circumstances applicable to such offerings, we note that the following issuers, among others, used price ranges that were outside of the Staff’s unpublished policy guidelines:

Issuer	Preliminary Prospectus Price Range	Size of Range as a Percentage of Upper End of Range	Date of Preliminary Prospectus	Date of Final Prospectus
Kinder Morgan, Inc.	$26.00 - $29.00	10.3%	2/3/11	2/10/11
NXP Semiconductors N.V.	$18.00 - $21.00	14.3%	8/5/10	8/5/10
Hyatt Hotels Corporation	$23.00 - $26.00	11.5%	10/30/09	11/4/09
Mead Johnson Nutrition Company	$21.00 - $24.00	12.5%	2/9/09	2/10/09

In addition, the Company respectfully submits that, while a pre-effective amendment to limit the proposed range as suggested by the Staff’s policy would not materially impact the disclosure in the Company’s preliminary prospectus, it could be misunderstood by investors and could adversely affect, if not jeopardize, the pricing of the Company’s initial public offering. To achieve the 10% test suggested by the Staff’s policy, the Company would need to narrow the current range of $24-27 by $0.30-0.34, depending on whether the high end of the range is decreased or the low end is increased. Alternatively, if the range were narrowed by equal amounts at both the high and low ends of the range, the midpoint of the range and the Company’s associated disclosure in the preliminary prospectus would remain unchanged other than the price range set forth on the cover. Furthermore, pricing at either end of the Company’s current price range would not materially – or even significantly – affect the Company’s planned use of proceeds, operations or financial condition.

The Company and its underwriters respectfully urge the Staff to consider that any changes to the price range during the Company’s roadshow driven by compliance with the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: HomeAway, Inc.	BY HOMEAWAY, INC.: HA-006
June 20, 2011
Page 6

Staff’s unpublished policy would likely be misunderstood by investors and could adversely affect and jeopardize the pricing of the offering. Pre-effective amendments changing the price range on the cover of the preliminary prospectus typically reflect the results of the Company’s marketing efforts, and investors are likely to perceive such changes to be the result of factors unique – and negative – to the Company and related to its valuation, which could negatively affect and harm the demand for the Company’s stock during its roadshow. Investors have already begun to evaluate the proposed range of $24-27 set forth on the cover of the Company’s preliminary prospectus in light of current market conditions and volatility and the Company respectfully submits that investors are highly likely to consider the range to be the Company’s bona fide estimate of the maximum price of the securities offered.

In summary, in light of the extreme volatility currently pervasive in market and global conditions which drove the underwriters’ recommendation to include a $3 range on the cover of the Company’s preliminary prospectus, the immaterial impact a reduced range would have on the Company’s disclosure and on an investor’s understanding of changes in the Company’s stock price, and the substantial possibility of unintended and potentially materially adverse effects that could result from a change to the price range at this time, the Company respectfully requests that the Staff permit the Company to continue to include the estimated price range of $24-27 in its preliminary prospectus because it is, in light of all these factors, a bona fide estimate of the range of the maximum price of the securities offered.

Principal and Selling Stockholders, page 141

2. Please tell us whether any of the legal entity selling shareholders are broker-dealers or affiliates of broker-dealers. For any broker-dealer affiliates, please revise to indicate whether they acquired the securities to be resold in the ordinary course of business, and whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The Company advises the Staff that, based on representations it has received from the selling stockholders, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, except as disclosed below:

•

Comerica Ventures Incorporated’s ultimate parent company, Comerica Incorporated, indirectly owns Comerica Securities, Inc. and Comerica Capital Markets Corporation, each of which is a registered broker-dealer.

Each of the selling stockholders has represented in writing to us that it purchased or acquired the securities in the ordinary course of business and that at the time of the purchase or acquisition of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

******

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: HomeAway, Inc.	BY HOMEAWAY, INC.: HA-006
June 20, 2011
Page 7

Please direct your questions or comments regarding this letter to the undersigned by telephone to (512) 338-5401 or by facsimile to (512) 338-5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,
Professional Corporation

/s/ Paul R. Tobias

Paul R. Tobias

cc:	Brian H. Sharples, HomeAway, Inc.
Lynn Atchison, HomeAway, Inc.
Melissa Frugé, HomeAway, Inc.
Paul E. Hurdlow, DLA Piper LLP (US)